THE INDIAN HOTELS COMPANY LIMITED

The Taj Mahal Palace & Tower Apollo Bunder Mumbai 400 001 India

Tel 91 22 6665 7112 Fax 91 22 6665 7129

e-mail rkkrishnakumar@tata.com www.tajhotels.com

Vice Chairman’s Office

November 14, 2007

Mr. Paul M. White

President & CEO

Orient-Express Hotels

20, Upper Ground

London SE1 9PF

Dear Mr. Paul White,

We are sorry to have received no reply to the proposal outlined at our meeting on 12th October and subsequently confirmed in our letter of 19th October. The six principal points of this proposal are summarized in the memorandum attached to this letter.

To progress this matter, may we schedule a meeting with yourself and your Board to permit Mr. Tata and myself to discuss this proposal with you, and refine any aspects which are not clear. As you will remember from our meeting, and indeed from our 19th October letter, we agreed to make no further stock purchases until we had a reply as to the suggested meeting, which you indicated would be following your early December Board meeting. As I am sure you will agree, this matter should not be left outstanding indefinitely, so now we look forward to your response, as to when this meeting can be arranged.

With kind regards,

Yours sincerely,

/s/ R.K. Krishna Kumar

(R.K. Krishna Kumar)

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THE INDIAN HOTELS COMPANY LIMITED

The Taj Mahal Palace & Tower Apollo Bunder Mumbai 400 001 India

Tel 91 22 6665 7112 Fax 91 22 6665 7129

Proposal

1.	OEH can bring under its fold IHCL non-Indian or non-Indian-Ocean hotels on terms to be agreed.
2.	OEH and IHCL will jointly redevelop the St. James Court site in London to convert it into a super premium luxury hotel and serviced apartments.
3.

A joint committee (2 members each) will review and implement potential synergies – materials purchasing; consumables purchasing; cross-marketing; air charter, including our subsidiary Taj Air; ultra-luxury vacation, honeymoon and other packages; IT, where our IT affiliate is home to the world’s fourth largest supercomputer, and shared best practices.

4.	A Director of OEH will join the board of IHCL, Director of IHCL will join the Board of OEH.
5.	IHCL will purchase further shares in OEH and would welcome OEH as a shareholder in IHCL, both at minority levels to be agreed.
6.	OEH will continue as a stand alone public company, with its Board and benefits unchanged.

/s/ R.K. Krishna Kumar

Nov 14, 2007

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